tel 832.320.5201 fax 832.320.6201 email jon_dobson@transcanada.com web www.tcpipelineslp.com

June 5, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:            Lisa Cole
Division of Corporation Finance

Re:                             TC PipeLines, LP
Registration Statement on Form S-3

(File No. 333- 196523)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-196523) (the “Registration Statement”) filed by TC PipeLines, LP on June 4, 2014.  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated on the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions, please contact Brett Cooper at Orrick, Herrington & Sutcliffe LLP at (415) 773-5918.

Very truly yours,

/s/ JON A. DOBSON
Jon A. Dobson
Corporate Secretary of TC PipeLines GP, Inc., General Partner
of TC PipeLines, LP

cc:    Brett Cooper (Orrick, Herrington & Sutcliffe LLP)